BÖHLER UDDEHOLM

03 APR 10 AM 7:21

BÖHLER-UDDEHOLM AG, Modecenterstraße 14/A/3, A-1030 Wien


03050142

Via Airmail
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

GI/RF/We
713
7 April 2003
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Ladies and Gentlemen,

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of a **Release** to the press and investors for the business year 2002 and our Annual Report 2002.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, # 43-1-79 86 901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor & Public Relations

Randolf Fochler

Susanne Wenger

Enclosures
cc: Antonio D'Amico, Esq.

BÖHLER-UDDEHOLM
Aktiengesellschaft
Modecenterstraße 14/A/3
A-1030 Wien

Tel. +43(1) 7986901
Fax +43(1) 7986901/60
7986901/61
7986901/702

Wien, FN 78568 t
DVR-Nr. 55107
UID-Nr. ATU 36927509

BÖHLER UDDEHOLM

82-[4089]

FOR IMMEDIATE RELEASE

- Böhler-Uddeholm announces results for 2002:
- **Decline in sales and earnings**
- **Profitability maintained**
- **Shareholder-friendly dividend policy**
- **Outlook for 2003 remains subdued**

- Acquisition of 50% share in Böhler Thyssen Schweisstechnik GmbH from ThyssenKrupp Group

Vienna, 7 April 2003 – Böhler-Uddeholm AG acquires the 50% stake in Böhler Thyssen Schweisstechnik GmbH from ThyssenKrupp AG. Böhler-Uddeholm AG announced this takeover at today's press conference on 2002 results. Following this acquisition, Böhler-Uddeholm will own 100% of Böhler Thyssen Schweisstechnik GmbH.

Since 1996 this welding technology company has been operated as a joint venture between Böhler-Uddeholm and the ThyssenKrupp Group, with both partners owning equal shares of 50%. The two companies have agreed confidentiality on the purchase price for this 50% holding. Completion of the transaction will take place following approval by anti-trust authorities.

In 2002 the Böhler Thyssen Schweisstechnik Group (100%) reported sales of 263.6 m€ and EBIT of 20.5 m€, and employed a workforce of 1,568. The company produces welding consumables at plants in Germany, Austria, Belgium, Brazil and Mexico and also has an extensive global distribution network. The group is the fourth largest producer of welding consumables in the world.

The Böhler Thyssen Schweisstechnik Group was the subject of a wide-ranging restructuring program in recent years, and was again able to show a sizable improvement in profitability during 2002 despite an unfavourable operating environment. Claus J. Raidl, Chairman of the Managing Board of Böhler-Uddeholm AG, commented: "This acquisition fits well with our strategy to focus on growth in our core businesses. The integration of the whole Böhler Thyssen Schweisstechnik GmbH will increase total sales of Böhler-Uddeholm by roughly 9% in 2003."

Results for 2002

In one of the most difficult years in recent history, the Böhler-Uddeholm Group suffered a decline in sales and earnings but was able to maintain profitability at a high level. The notable slowdown in the global economy had a particularly strong impact on European and American markets in 2002. Both regions are among the traditional core markets for the Böhler-Uddeholm Group. As a result of this development, total Group sales declined from 1,509.4 m€ in 2001 by 5% to 1,441.2 m€ for the 2002 Business Year.

A regional analysis of sales shows only marginal shifts over the prior year. The EU remained the most important market for Böhler-Uddeholm in 2002 with a 58% (58%) share of total sales, followed by the Americas with 17% (18%) and Asia with 13% (12%). Sales remained virtually unchanged to other European countries at 8%, Australia at 3% and Africa at 1%.

The High Performance Metals Division generated the largest share of Group sales at 72.6% (72.8%), followed by the Precision Strip Division at 11.5% (11.4%), Welding Consumables at 9.2% (9.0%) and Special Forgings at 6.7% (6.6%).

Earnings before depreciation and amortization (EBITDA) declined from 203.3 m€ by only 2% to 198.8 m€. Therefore, the EBITDA margin improved from 13.5% in the prior year to 13.8% for 2002. Earnings before interest and tax (EBIT) fell from 132.1 m€ by 15% to 111.9 m€. The EBIT margin equalled 7.8% for the reporting year, compared to 8.8% in the record year 2001.

Earnings before tax (EBT) reached 82.1 m€ for 2002, which is 23% below the comparable prior year value of 106.9 m€. Net income after minority interest fell from 69.6 m€ by 27% to 50.5 m€. It should be noted that the 37% tax rate for Böhler-Uddeholm substantially exceeded the prior year tax rate of 33%. This temporary rise resulted primarily from a tax audit in the Austrian companies for the years from 1997 to 1999. The tax rate for the 2003 Business Year should again be between 34 and 35%.

Earnings per share for the reporting period totalled 4.7 €, compared to 6.3 € in 2001. The Management Board will therefore recommend that the Annual General Meeting on 12 May 2003 approve an unchanged basis dividend of 2.0 € per share and a bonus dividend reduced from 0.70 € to 0.30 €. The total dividend of 2.30 € per share represents a payout ratio of 47.8% and corresponds to an attractive dividend yield of 5.2% based on the closing price for 2002.

Cash flow before capital changes increased from 133.6 m€ by 5% to 140.2 m€ in 2002. A reduction in inventories and capital expenditure led to a significant rise in free cash flow from -59.8 m€ in 2001 to +94.5 m€ for 2002. Gearing improved from 56% to 55%, and the equity ratio remained stable at 40%.

The number of employees in the Böhler-Uddeholm Group remained virtually unchanged at 9,296, versus 9,298 in the prior year. Personnel reductions in the production area were largely offset by smaller acquisitions and increased sales activities in Asia.

Outlook on 2003

For the 2003 Business Year the management of Böhler-Uddeholm does not expect a further slowdown in economic activity, but also no major signs of recovery. The operating environment is expected to remain difficult, especially during the first half-year. Only in the second six months – towards the end of the year – should slight relief appear on key markets. It is assumed, however, that this improvement will have only a minor impact on total results for 2003. Management does not expect a substantial rally before 2004, but recovery in the global economy will largely depend on the duration of the war in Iraq.

The following business trends for fiscal 2003 can be identified in the Group's most important customer branches: The aircraft and energy industries show no far-reaching signs of recovery and the electronics industry will remain subdued in the USA and Asia. Even though the US manufacturing industry has reached its low point, a lasting rally is still not in sight. The manufacturing industry in Asia (excl. Japan) will continue to grow in 2003. The largest customer segment of Böhler-Uddeholm, the automotive industry, should remain stable to a large extent.

In 2003 Böhler-Uddeholm will therefore continue measures introduced in the prior year to counteract the negative operating environment: cost reduction and productivity increases, further reduction in capital expenditure, flexibility in the personnel area, capacity adjustments, and intensified efforts to improve market penetration.

During the 2002 Business Year, Böhler-Uddeholm acquired holdings in local Asian steel traders and a 50% stake in the Danish Dan Spray A/S, a spray forming specialist, and entered into a joint venture with the Italian Fileur S.A., a welding company. Management

plans to continue this directed downstream strategy in 2003. Special emphasis will be placed on increasing hardening capacity for high-alloyed steels, primarily on the Asian market. This will also allow Böhler-Uddeholm to expand its excellent market positions in times of economic weakness and further strengthen the Group's earning power.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Phone:(+43-1)798 69 01/707

The Annual Report 2002 is also available on our website under www.bohler-uddeholm.com

in m€	2001	**2002**	Change
Sales	1,509.4	1,441.2	- 5%
EBITDA	203.3	198.8	-2%
EBITDA margin	*13.5%*	*13.8%*	
EBIT	132.1	111.9	- 15%
EBIT margin	*8.8%*	*7.8%*	
EBT	106.9	82.1	- 23%
Cash flow before capital changes	133.6	140.2	+ 5%
Net income after minority interest	69.6	50.5	- 27%
Dividend per share in €	2.7	2.3	- 15%
Order intake	1,008.6	924.5	- 8%
Order backlog	289.8	248.7	- 14%
Employees	9,298	9,296	+/- 0%